Exhibit 21.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Jurisdiction of incorporation or organization
Global Mentor Board Information Technology Limited	Hong Kong
Beijing Mentor Board Union Information Technology Co., Ltd.	PRC
VIE
Global Mentor Board (Beijing) Information Technology Co., Ltd.	PRC
VIE’s Subsidiaries
Global Mentor Board (Hangzhou) Technology Co., Ltd.	PRC
Shidong (Beijing) Information Technology Co., Ltd.	PRC
Shanghai Voice of Seedling Cultural Media Co	PRC
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd.	PRC
Linking (Shanghai) Network Technology Co., Ltd.	PRC
Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd	PRC